Exhibit (a)(5)(E)

Contacts:
Barbara Brungess	Mary Pat Thompson
Vice President, Corporate & Investor Relations	Senior Vice President of Finance and Administration, and CFO
AmerisourceBergen	MWI Veterinary Supply
(610)-727-7199	(208) 955-8930
bbrungess@amerisourcebergen.com	mthompson@mwivet.com

AMERISOURCEBERGEN COMMENCES TENDER OFFER TO ACQUIRE MWI VETERINARY SUPPLY, INC.

Valley Forge, PA, January 26, 2015—AmerisourceBergen (NYSE:ABC) today announced that it has commenced a tender offer to purchase all outstanding shares of MWI Veterinary Supply, Inc. (NASDAQ:MWIV) for $190.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes.  The tender offer is being made pursuant to the merger agreement entered into by AmerisourceBergen and MWI and announced on January 12, 2015.

Unless extended, the tender offer will expire at 11:59 p.m., New York City time, on February 23, 2015.  The completion of the tender offer is subject to the tender of at least a majority of MWI’s outstanding shares of common stock (on a fully diluted basis) and other customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

AmerisourceBergen will today file with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO which sets forth in detail the terms of the tender offer.  Additionally, MWI will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the unanimous recommendation of MWI’s board of directors that MWI stockholders accept the tender offer and tender their MWI shares.

The Information Agent for the tender offer is Georgeson Inc.  MWI stockholders who need additional copies of the Offer to Purchase, Letter of Transmittal or related materials or who have questions regarding the tender offer should contact the Information Agent toll-free at (866) 277-8239 or contact via e-mail at MWIV@georgeson.com.

Computershare Trust Company, N.A. is acting as depositary for the tender offer.  BofA Merrill Lynch is acting as dealer manager for the tender offer, and Cravath, Swaine & Moore LLP is acting as legal counsel to AmerisourceBergen.

About MWI Veterinary Supply

MWI Veterinary Supply, Inc. is a leading distributor of animal health products across the United States of America and United Kingdom. MWI sells more than 50,000 products, of which over 25,000 are stocked in its distribution centers, sourced from nearly 1,000 vendors.  Products MWI sells include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies, veterinary pet food and nutritional products. MWI markets these products to its customers in both the companion animal and production animal markets, and also offers its customers a variety of value-added services, including online ordering via its e-commerce platform, technology management systems, pharmacy fulfillment, inventory management system, equipment procurement consultation and special order fulfillment.

About AmerisourceBergen

AmerisourceBergen is one of the largest global pharmaceutical sourcing and distribution services companies, helping both healthcare providers and pharmaceutical and biotech manufacturers improve patient access to products and enhance patient care. With services ranging from drug distribution and niche premium logistics to reimbursement and pharmaceutical consulting services, AmerisourceBergen delivers innovative programs and solutions across the pharmaceutical supply channel. With nearly $120 billion in annual revenue, AmerisourceBergen is headquartered in Valley Forge, PA, and employs approximately 14,000 people. AmerisourceBergen is ranked #28 on the Fortune 500 list. For more information, go to www.amerisourcebergen.com.

Forward-Looking Statements

This communication may contain forward-looking statements concerning AmerisourceBergen, MWI and the proposed transaction, which describe or are based on current expectations. Actual results may differ materially from these expectations. Any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. Such forward-looking statements include the anticipated changes in the business environment in which AmerisourceBergen or MWI operates and in AmerisourceBergen’s future operating results relating to the potential benefits of a transaction with MWI and the ability of AmerisourceBergen and MWI to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the transaction set forth in the merger agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived; the effects of disruption from the transactions on the respective businesses of  AmerisourceBergen and MWI and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; other risks and uncertainties pertaining to the respective businesses of AmerisourceBergen and MWI detailed in their respective filings with the SEC from time to time. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect the respective businesses of AmerisourceBergen and MWI, particularly those mentioned in the risk factors and other cautionary statements in each parties’ respective 2014 Annual Report on Form 10-K and in other reports filed with the SEC. The reader is cautioned not to rely unduly on these forward-looking statements. AmerisourceBergen and MWI expressly disclaim any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of MWI common stock. AmerisourceBergen will file with the SEC a tender offer statement on Schedule TO regarding the tender offer described herein, and MWI will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 regarding such tender offer. MWI’s stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the tender offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about the tender offer that MWI’s stockholders should consider prior to making any decisions with respect to the tender offer. Once filed, stockholders of MWI will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov, by directing a request to AmerisourceBergen at Investor Relations, AmerisourceBergen, 1300 Morris Drive, Chesterbrook, PA 19087 or from MWI at www.mwivet.com.